Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Outcome of the Board meeting – Subsidiarization of Company’s Passenger Vehicles business including electric vehicle business (“PV Undertaking”) by way of a slump sale effected through a Scheme of Arrangement

Mumbai, August 3, 2020: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”) and further to our letter dated March 27, 2020 vide Sc No. 15971, please be informed that pursuant to the provisions of Sections 230 to 232 and other relevant provisions of Companies Act, 2013 and the rules made thereunder, the Board of Directors has, at its meeting held today, approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement between Tata Motors Limited (“the Company” or “Transferor Company”) and TML Business Analytics Services Limited (“TBASL” or “Transferee Company”) and their respective shareholders (“Schesme”), inter alia for:

(a) Transfer of the PV Undertaking of the Company as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act, 1961, to the Transferee Company; and

(b) Reduction of Company’s share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account amounting to ₹11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company.

Upon the Scheme becoming effective, with effect from the Appointed Date, the name of the Transferee Company shall be changed to ‘Tata Motors Passenger Vehicles Limited’.

The details as required under Regulation 30 of the SEBI LODR read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015 for the proposed Scheme are annexed as Annexure A.

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and

R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.